SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Archon Corporation

(Name of Issuer)

Exchangeable Redeemable Preferred Stock

(Title of Class of Securities)

03957P200

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of Exchangeable Redeemable Preferred Stock (“Preferred Stock”) of Archon Corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of August 31, 2007, and amends and supplements the Schedule 13D filed on August 28, 2007 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and
•	Brian Sheehy, a United States citizen (“Mr. Sheehy”).
ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons do not own any shares of Preferred Stock.

ITEM 4.	Purpose of Transaction.

The below supplements the information in Item 4 of the Schedule 13D previously filed by the Reporting Persons:

On or about August 31, 2007, pursuant to the Issuer’s Redemption Notice of July 31, 2007, Letter(s) of Transmittal (the “Letters”) were submitted by or on behalf of the Reporting Persons with respect to all 153,751 shares of Preferred Stock owned by the Reporting Persons at an Issuer-calculated price of $5.241 per share (the “Redemption Price”), or $805,808.99 in proceeds. As previously described in Item 4, the Reporting Persons believe that the Issuer has miscalculated the Redemption Price. Specifically, the Issuer’s calculation of the Redemption Price fails to take into account the compounding of accrued and unpaid dividends with respect to the Preferred Stock as expressly provided in that certain Certificate of Designation of the Exchangeable Preferred Stock, as filed with the Secretary of State of the State of Nevada on September 30, 1993 (the “Certificate”). As a result, the Redemption Price per share of Preferred Stock is significantly greater than that calculated by the Issuer and noted in the Redemption Notice.  The Domestic Fund, QP Fund and Offshore Fund, together with D. E. Shaw Laminar Portfolios, L.L.C., LC Capital Master Fund, Ltd., LC Capital/Capital Z SPV, LP, Magten Asset Management Corp., Mercury Real Estate Securities Fund, LP, Mercury Real Estate Securities Offshore Fund Limited and Plainfield Special Situations Master Fund Limited (together, with the Domestic Fund, QP Fund and Offshore Fund, the “Plaintiffs”), has filed a lawsuit in the United States District Court for the District of Nevada regarding the foregoing.

On August 31, 2007, counsel to the Plaintiffs sent a letter to the Issuer indicating, among other things, that submissions of the Letters by or on behalf of the Plaintiffs and receipt of payment with respect to the shares of Preferred Stock subject to the Letters by any of the Plaintiffs shall not constitute a waiver of any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of the Plaintiffs reserves all its rights.

The foregoing summary of the letter sent on August 31, 2007 does not purport to be complete and is qualified in its entirety by reference to the letter attached hereto as Exhibit E and incorporated by reference in its entirety into this Item 4.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

None of the Reporting Persons owns any shares of Preferred Stock.

(b)	Not applicable.

(c)           Except as disclosed in Item 4 or as previously disclosed in this Schedule 13D, there have been no transactions effected by the Reporting Persons during the past sixty days.

(d)	Not applicable.

(e)           Upon submitting the Letters on August 31, 2007, the Issuer redeemed all of the Reporting Persons’ Preferred Stock. As a result, as of August 31, 2007, the Reporting Persons no longer held more than 5% of the Preferred Stock.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Fund (previously filed)

Exhibit B - Joint Filing Agreement (previously filed)

Exhibit C – Compliant Filed by the Plaintiffs (previously filed)

Exhibit D - List of the transactions in the Issuer’s Preferred Stock that were effected by the Reporting Persons during the past sixty days (previously filed)

Exhibit E - Waiver Letter dated August 31, 2007

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	August 31, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

EXHIBIT E

August 31, 2007

VIA REGISTERED MAIL

Archon Corporation

4336 Losee Road, Suite 5

North Las Vegas, Nevada 89030

Attention: John M. Garner, Secretary

Re:	Archon Corporation, Letter of Transmittal

Dear Mr. Garner:

We write this letter on behalf of our clients D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.; LC CAPITAL MASTER FUND, LTD; LC CAPITAL / CAPITAL Z SPV, LP; MAGTEN ASSET MANAGEMENT CORP; MERCURY REAL ESTATE SECURITIES FUND LP; MERCURY REAL ESTATE SECURITIES OFFSHORE FUND LIMITED; BLACK HORSE CAPITAL LP; BLACK HORSE CAPITAL (QP) LP; BLACK HORSE CAPITAL OFFSHORE LTD; and PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED.

As of the date of this letter, our clients collectively hold 2,097,811 shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the “Exchangeable Preferred Stock”), of Archon Corporation, a Nevada corporation (the “Company”). Our clients are in receipt of that certain Notice of Redemption (the “Redemption”) of the Exchangeable Preferred Stock dated as of July 31, 2007 (the “Notice”), and delivered on behalf of the Company by Paul W. Lowden of the Company, together with the related Letter of Transmittal (the “Letter”) for the redemption of the Exchangeable Preferred Stock. Letters have been submitted by, or on behalf of, each of our clients in respect of their respective shares of Exchangeable Preferred Stock on or about the date hereof.

It is our clients’ position that the Redemption will violate law because, among other things, the Company has miscalculated the Redemption Price (as defined in the Notice). We have filed a complaint on behalf of our clients against the Company in the United States Court for the District of Nevada so alleging. Specifically, the Company’s calculation of the Redemption Price fails to take into account the compounding of accrued and unpaid dividends with respect to the Exchangeable Preferred Stock as expressly provided in that certain Certificate of Designation of the Exchangeable Preferred Stock (the “Certificate”), as filed with the Secretary of State of the State of Nevada on September 30, 1993. As a result, the Redemption Price per share of Exchangeable Preferred Stock is significantly greater than that calculated by the Company and noted in the Letter.

None of the delivery of this letter, the submission of a Letter along with the share certificates for the Exchangeable Preferred Stock or the receipt of payment by any of our clients of the incorrect Redemption Price is intended to, nor does it, waive any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of our clients reserve all of its rights.

Sincerely,

BOIES, SCHILLER & FLEXNER LLP

/s/   Jonathan Sherman

By:  Jonathan Sherman, Partner